Mail Stop 3010

August 5, 2009

Mr. Michael Gilligan
Principal Financial Officer
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

   Re: **Powershares DB US Dollar Index Bullish Fund**
       Form 10-K for the fiscal year ended December 31, 2008
       File No. 1-33314

       DB US Dollar Index Bullish Master Fund
       Form 10-K for the fiscal year ended December 31, 2008
       File No. 1-33316

Dear Mr. Gilligan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Documents Incorporated by Reference, page (i)

1. We note that you incorporate by reference portions of your prospectus dated May 6, 2008 into Part I of this Report. Please file all relevant pages from your prospectus or post-effective amendments as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act.

Fund Investment Overview, page 1

2. Please tell us whether your trading system is discretionary or systematic and whether there have been any changes in your trading system over the past year. Confirm that you will provide similar disclosure in your future filings.

USDX® Composition, page 2

3. Please explain whether the Index is rebalanced periodically to maintain the same proportions that each currency was weighted at inception. If not, please expand the disclosure in future filings to show the index weights as of the most recent fiscal year end.

4. Please tell us whether the Managing Owner may purchase contracts that do not correlate directly to the Index. If so, please tell us the weighted composition of the Fund as of December 31, 2008, as compared to the composition of the Index on that date. Confirm that you will provide similar disclosure in future filings.

The Managing Owner, page 4

5. We note that the Managing Owner's experience is "limited." Please describe to us in more detail the actual experience of the Managing Owner. Confirm that you will provide similar disclosure in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

Liquidity, page 23

6. Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years, or since commencement of investment operations if shorter, and confirm that you will provide similar disclosure, as applicable, in your future filings.

Mr. Michael Gilligan
Powershares DB US Dollar Index Bullish Fund and related master fund
August 5, 2009
Page 3

Results of Operations, page 24

7. Please provide us with a more detailed discussion of changes in the fund's net asset performance. Discuss the relationship between net asset values and the performance of the index. Describe changes in the underlying index and the value of contracts in the fund's portfolio that resulted in overall changes to the NAV. Also, to the extent that changes in net asset value reflect material changes in interest income, please describe the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in your future filings.

Financial Statements

General

8. Please tell us how you have complied with Article 3 of Regulation S-X to provide separate financial statements for the Fund and Master Fund, as each are considered separate registrants.

Consolidated Statements of Income and Expenses, page 39

9. Please revise your statement to present your Net income (loss) on a per-share basis. Please refer to SFAS 128 and SAB Topic 4.F. In addition, please revise your Selected Financial Data on page 18 to disclose this information as well.

Notes to Consolidated Financial Statements

(4) Summary of Significant Accounting Policies

(l) Organizational and Offering Costs, page 48

10. We note that all organizational and offering expenses of the Fund and Master Fund are incurred and assumed by the Managing Owner. Please tell us, and clarify in future filings, whether the Fund or Master Fund is responsible to the Managing Owner for reimbursement of such payments.

Item 9A. Controls and Procedures, page 54

11. Please revise to provide disclosure regarding the disclosure controls and procedures and internal control over financial reporting for the Master Fund. We note that the Master Fund is a separate registrant for purposes of reporting under the Exchange Act. Provide similar disclosure regarding disclosure controls and procedures in Item 4 of your quarterly reports on Form 10-Q.

Item 11. Executive Compensation, page 63

12. We note that DB Commodity Services LLC receives a monthly management fee of $1/12^{th}$ of 0.75% of the daily net asset value per share at the end of each month. Please revise your disclosure to clarify, if true, that this fee is payable monthly in arrears and disclose when any amounts incurred, but not yet paid at the end of the year, are paid. Confirm, if accurate, that the fee is based on NAV per share rather than total NAV. In addition, please quantify any brokerage fees paid to any affiliate of DB Commodity Services LLC. Please supplementally provide us your proposed disclosure.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

13. We note that you have included the title of the certifying individual when identifying such individual at the beginning of the certification. As your certifications must be signed in a personal capacity, please confirm to us that in future filings your certifications will exclude the title of the certifying individual from the opening sentence. Please also ensure that the certifications of your current principal executive and financial officers are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

14. We note that you have provided certifications relating only to PowerShares DB US Dollar Index Bullish Fund. Considering that the Master Fund is a separate registrant for purposes of reporting under the 1934 Act, you should also provide certifications relating to that registrant. Please amend your 10-K and all subsequent 10-Qs to include the appropriate certifications.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Karen Garnett, Assistant Director, at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief